Exhibit 5.2

Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

AUDITORS' CONSENT

We have read the preliminary short form prospectus of Brookfield Properties Corporation (the "Corporation") dated December 8, 2006, qualifying the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004; and the consolidated statements of income, retained earnings and cashflow for each of the years in the two-year period ended December 31, 2005. Our report is dated February 8, 2006.

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
Toronto, Ontario
December 8, 2006

Member of Deloitte Touche Tohmatsu